Garrett Music Academy, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
ARC of SMD	12,429.32
Clover Discounts Given	-2.99
Clover Refunds	-130.06
Enrollment Fee	1,688.11
Late Fees	90.00
Lessons	282,436.95
Music & Arts	2,402.29
Paypal	583.91
Refund	-395.12
Rental-New	989.01
Repairs	2,267.57
Retail Sales	3,944.05
Sales	14,518.78
Sales of Product Income	19,360.08
Uncategorized Income	0.94
Total Income	**$340,182.84**
Cost of Goods Sold	
Cost of Goods Sold	665.71
COG Arc of SOMD	1,786.00
COG Ensemble	1,245.00
COG Lessons	154,647.13
COG Music and Arts Rentals	128.30
COG Rentals	350.56
COG Repairs	207.23
COG Retail	1,274.95
COG Studio	534.99
COG Summer Camp	1,942.93
Total Cost of Goods Sold	**162,782.80**
Retail Sale	-46.53
Total Cost of Goods Sold	**$162,736.27**
GROSS PROFIT	**$177,446.57**
Expenses	
Advertising & Marketing	4,397.02
Website	9,493.00
Total Advertising & Marketing	**13,890.02**
Auto	188.47
Auto Repairs & Maintenance	774.85
Gas	2,185.36
Total Auto	**3,148.68**

Garrett Music Academy, LLC

Profit and Loss
January - December 2019

	TOTAL
Bank Charges & Fees	702.85
Merchant Fees	7,974.01
Total Bank Charges & Fees	**8,676.86**
Cleaning Services	1,545.00
Common Area Maintenance	2,820.00
Computer and Internet	175.00
Copier Lease	1,160.33
Dues & subscriptions	250.00
Insurance	1,795.16
Interest Paid	42,018.20
Legal & Professional Services	
Accounting	3,888.10
Consultant	425.00
Payroll Service	648.00
Total Legal & Professional Services	**4,961.10**
Meals & Entertainment	1,123.59
MyMusicStaff	504.01
Office Supplies & Software	3,725.02
Payroll Expenses	
Employer Paid Taxes	4,556.79
Management Fee	400.00
Shareholder Compensation	780.00
Taxes	149.78
Wages	60,735.68
Total Payroll Expenses	**66,622.25**
Postage	50.61
Reimbursable Expenses	140.99
Rent & Lease	27,600.00
Repairs & Maintenance	52.95
Revolving Credit	522.96
Right of Deduction	-23.17
Sales and Use Tax	524.09
Security System/Monitoring Services	41.82
Subcontractors	2,400.00
Taxes & Licenses	522.87
Training	5,427.30
Utilities	7,399.42
Total Expenses	**$197,075.06**
NET OPERATING INCOME	**$ -19,628.49**
Other Income	
Commission	2,448.41

Garrett Music Academy, LLC

Profit and Loss
January - December 2019

	TOTAL
Interest earned	3.30
Total Other Income	**$2,451.71**
Other Expenses	
Ask My Accountant	0.00
cash short and over	338.72
Charitable Donation	223.77
Total Other Expenses	**$562.49**
NET OTHER INCOME	**$1,889.22**
NET INCOME	**$ -17,739.27**